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                             April 20, 2021

       Tom Wasserman
       Chief Executive Officer
       Altimar Acquisition Corporation
       40 West 57th Street
       33rd Floor
       New York, NY 10019

                                                        Re: Altimar Acquisition
Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed April 12,
2021
                                                            File No. 333-251866

       Dear Mr. Wasserman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2021 letter.

       Pre-effective Amendment No. 2 to the Form S-4 filed on April 12, 2021

       Note 3 Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 216

   1. We note your revised disclosure for adjustment (p) and that based on an evaluation of the facts and circumstances
and in contemplation of the guidance provided in ASC 805, you have determined that
the modification would be to the benefit of Owl Rock as the
                                                        accounting acquirer.

                                                              Please tell us
the facts and circumstances evaluated related to the modification and the relevant
accounting guidance that supports your determination that the modification would
be to the benefit of Owl Rock as the accounting acquirer.
 Tom Wasserman
Altimar Acquisition Corporation
April 20, 2021
Page 2

                Please provide us an accounting analysis comparing the facts and circumstances related to the modification to the factors noted in ASC 805-10-55-18 in determining if the modification was part of the business combination. Also, tell us how you considered the guidance in ASC 805-10-55-24 through 55-26 in your accounting determination.
2. We note your revised disclosure for adjustment (p) and disclosure related to adjustment
         (q). Please revise to clarify how the Dyal Award Units impact the amount of Seller
         Earnout Securities issued to each entity.
       You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.



FirstName LastNameTom Wasserman                               Sincerely,
Comapany NameAltimar Acquisition Corporation
                                                              Division of
Corporation Finance
April 20, 2021 Page 2                                         Office of Finance
FirstName LastName